Exhibit 99.3

Grupo Éxito recorded consolidated revenues of COP$5.3 billion during the first quarter of 2024, +7.9% when excluding the exchange rate effect, compared to the same period of the previous year.

Sales in local currency in the three countries where we operate: Colombia, Uruguay, and Argentina grew 7.5% excluding the exchange rate effect, despite the slowdown in consumption in the region.

Grupo Éxito consolidated recurring EBITDA totaled COP$302 thousand million.

Sales in Colombia reached COP$3.7 billion and showed a resilient 2% growth, considering the challenging macroeconomic context.

Uruguay sales increased 7.6% in local currency and above inflation, and in Argentina sales grew 228.1%, amid inflationary pressures that affected consumption.

Grupo Éxito doubled its product portfolio with “Unbeatable Prices”;Over1,000 product references have the best market price, most of them from the basic family shopping basket.

Grupo Calleja, is the new controller of Grupo Éxito since January 25, 2024, an experienced and successful retailer that seeks to strengthen operations and their commercial proposals and thus contribute to the well-being of inhabitants within the countries in where it operates.

Merco Responsabilidad ESG recognized Grupo Éxito as the most sustainable retailer in the ranking of supermarkets.

●	Omnichannel sales in Colombia, Uruguay, and Argentina grew 8.7% during 1Q24, driven by the performance in Colombia (+7.9%) with 5.5 million orders registered, an increase of 33% compared to the same quarter of the previous year.

●	The real estate business continued to be an important pillar of growth for Grupo Éxito in the region; recurring revenues increased by 5.6% in Colombia and 193% in Argentina in local currency.

●	Free cash flow reached COP$406 thousand million, driven by successful working capital management.

●	Revenues in Uruguay grew 7.6% in local currency and above the country's inflation rate, as a result of the exceptional performance of the tourism season and the 32 Fresh Market stores, which already account for 61.1% of the operation's total sales in the country.

●	In Argentina, revenues grew 226.8% excluding the exchange rate effect, driven by the good performance of Cash & Carry, which accounted for 18.5% of sales, and the real estate business, which grew 193% in local currency, amid the challenging performance of consumption in the country.

•	In February 2024, Merco Responsabilidad ESG recognized Grupo Éxito , as the most sustainable retailer in the ranking of large department stores.

Consolidated results of Grupo Éxito (Colombia, Uruguay and Argentina)

Grupo Éxito's consolidated operating revenues during the first quarter of 2024 reached COP$5.3 billion, which grew 7.9%, excluding the exchange rate effect. These results were driven by sales growth in the three countries where the company operates: Colombia, Uruguay, and Argentina, and especially by the good performance of Uruguay, amid the slowdown in consumption in the region.

The Colombian operation represented 74% of the Group's operating income. Revenues in the country increased 2.6%, driven by the increase in omnichannel sales (+7.9%), the food category (+5.8%), and the contribution of the real estate business, whose recurring revenues grew 5.6%. Colombia recorded an overall resilient performance, considering the base effect of the high increase in sales and non-recurring real estate revenues, recorded during the first quarter of 2023.

Operations in Uruguay and Argentina reached revenues of COP$1.3 billion and accounted for 26% of the company's consolidated revenues.

The Group's consolidated recurring EBITDA was COP$302,113 million and reflected the positive performance of the gross margin in Uruguay, which gained 67 bps, and expense efficiencies in Colombia, which grew below inflation, thanks to internal efforts. Nevertheless, the consolidated result was affected by the slowdown in consumption in the region, higher expenses of international operations due to inflationary pressures, and the higher non-recurring base of income from asset sales in Colombia during the first quarter of last year.

During the first quarter of 2024, the net result was impacted by the negative effect of macroeconomic conditions on consumption in the region and its effect on the operating result. The increase in financial expenses due to the negative effect of the exchange rate and the higher non-recurring expenses in Colombia required for the optimization of the store portfolio and restructuring costs to benefit the profitability of the operation in the country.

"With great enthusiasm, faith, and hope in Colombia, and in Colombians, Grupo Calleja joins the great family of Grupo Éxito, and the family of Grupo Éxito joins the family of Grupo Calleja to continue generating value and contributing to the dignity of citizens. We have a long-term vision to work as a great distribution platform in Latin America serving customers in El Salvador, Colombia, Uruguay, and Argentina.

Grupo Éxito's consolidated results during this first quarter are resilient and demonstrate the organization's ability to face challenging times such as those experienced by the macroeconomic environment in the countries where it operates. They also present us with an opportunity to rethink some strategies that will allow us to strengthen some formats such as Éxito and Carulla in Colombia, strengthen the assortment, continue to grow omnichannel, and be empathetic actors with our customers and our fellow citizens.

At Grupo Calleja, we have a long-term vision, and we will work tirelessly to become an extension of our customers' homes in all the countries where we are present and thus contribute to the construction of an entire region, dignifying the lives of citizens," said Carlos Calleja, president of Grupo Éxito.

Note: figures are expressed in millions of Colombian pesos.

In Colombia, results reflected a resilient operation amid a challenging macroeconomic environment impacted by weak consumer spending.

Operating income in the country reached COP$3.9 billion in the quarter, a growth of 2.6% compared to the first quarter of the previous year. The performance in the country reflected a 2.0% increase in sales amid a low household consumption environment. To highlight, the contribution of omnichannel sales, which contributed 14.6% to the country's result, and the 5.8% sales increase in food, higher than the reported food inflation of 1.7%, as well as recurring revenues from the real estate business, which grew 5.6%.

Recurring EBITDA reached COP$177 thousand million during the quarter and reflected efficiency plans implemented, which allowed operating expenses to grow below annualized inflation and the double-digit annual increase in the minimum wage, in addition to the base effect of non-recurring real estate revenues and the sale of assets in 2023.

To highlight the performance of the Colombian operation during 1Q24:

1.	Sales from e-commerce and direct channels totaled more than COP$549.000 million and represented 14.6% of the company's sales in Colombia with a 7.9% growth versus the same period of the previous year. The omnichannel results were leveraged on:

●	Growth in digital channels in the food category of 21%, 13.3% share of total sales in this category.

●	Orders through the different digital channels that increased 33% and reached 5.5 million orders.

●	The Misurtii mobile app, which recorded a 101% increase in sales totaling $23.600 million and 48,000 orders (+88%).

●	Sales through the Éxito and Carulla Apps, that increased 43.9% to COP$44,000 million and 198,000 orders.

1.	The real estate business, continued to be a major contributor to revenue growth, amid pressures from weak consumer spending. Recurring revenues increased by 5.6% compared to the first quarter of the previous year, and the spaces achieved an occupancy rate of 97.6%.

2.	The “Unbeatable Price” strategy was strengthened, hand in hand with more than 60 suppliers of Grupo Éxito, to ease the pockets of Colombians and is now present in all retail brands. Grupo Éxito doubled its product portfolio with “Precio Insuperable" and now more than 1,000 product references have the best market price, most of them from the basic purchasing basket. This strategy was launched about 10 years ago, seeking to provide Colombians with ongoing savings when shopping. In the last three years, the "Unbeatable Price" products portfolio has grown at double digits, which indicates the preference of customers for this type of products.

“Grupo Éxito's operating results reflect Colombia's contribution to the company's consolidated results. Its operating income reached COP$3.9 billion during the quarter, with a growth of 2.6%. The contribution of omnichannel sales, of 14.6% of the country's sales, and the real estate business, which with an occupancy rate of 97.6%, +5.6%, stood out.

During this first quarter of the year, we strengthened the Unbeatable Price product portfolio. We would liket customers to be able to find permanent savings both at the time of making the full grocery shopping basket, as well as when shopping few items. In 2023, more than 90% of the Unbeatable Price products were purchased from Colombian suppliers, thus strengthening our local economy and generating a path of opportunities. This teamwork with suppliers represents a mutual commitment to the well-being of our people,” said Carlos Mario Giraldo, General Manager of Grupo Éxito Colombia.

We continue working hand in hand with our more than 35,000 employees for our Higher Purpose: We nourish Colombia with opportunities. Some figures during the first quarter of 2024:

●	Through Fundación Éxito, we benefited more than 11,000 children with the delivery of more than 20,000 food packages in 24 states; in this way, we advanced in our goal of achieving by 2030 the first generation with zero chronic malnutrition in the country, for children under 5 years of age.

●	Grupo Éxito promotes local and direct comparison and is committed to the origin: it supports farmers and Colombian producers to contribute to the development of the country. Proof of this during the first quarter of 2014, 91.52% of the purchases of fruits and vegetables were local and 87.86% done without intermediaries.

●	In February 2024, Merco Responsabilidad ESG, an international monitor, recognized Grupo Éxito as the most sustainable retailer in the supermarket's sector ranking; it ranked 9th in the internal, customers, and society category; 10th in the ethical level and corporate governance category; and 11th in the environment category and the general Merco Responsabilidad ESG 2023 ranking.

The Uruguay operation continues to be a major leverage for Grupo Éxito's profitability.

Sales in Uruguay increased 7.6% in local currency during the first quarter of 2024 and grew twice as much as the country's inflation rate (3.8%). This growth is the result of the good performance of the 32 Fresh Market stores operating in the country, which accounted for 61.1% of the country's sales, and the good dynamics of the tourism season, which exceeded expectations.

The recurring EBITDA margin in Uruguay was 11.7%. Operating performance benefited from an improved gross margin of 67 bps to 36.2% and was partially offset by a one-time payment of lease commissions. Excluding this non-recurring payment, the recurring EBITDA margin in Uruguay would have reached 12.1%.

In Argentina, revenues grew 226.8% in local currency terms.

Net Revenue of COP$305,000 million was pressured by the deterioration in consumption in the country; the -33.9% variation in Colombian pesos reflected the impact of the exchange rate effect. The positive contribution to sales growth in local currency (+228.1%), reflected the good performance of the real estate business, which grew 193% and recorded occupancy levels of 94.4%, as well as the contribution of the 12 Cash & Carry stores, which accounted for 18.5% of Argentina's sales.

The recurring EBITDA margin in Argentina for the first quarter of 2024 was 0.9% and reflected a lower gross margin due to the price investment to face inflationary pressures and the higher participation of the Cash&Carry business, as well as higher expenses, especially from the salary agreement negotiations.

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